Regulatory Announcement

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06016557

Company	C&C Group Plc
TIDM	CCR
Headline	Trading Statement
Released	07:00 01-Sep-06
Number	29371

REFERENCE No: 82-34854

SUPPL

TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 AUGUST 2006

CCR.I CCR.L

Dublin, London, 1 September, 2006: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the U.K., today issued the following trading statement for the six months ended 31 August 2006. Interim results, for the six months ended 31 August 2006, will be announced on 12 October, 2006.

Financial Overview

Turnover growth, for the six months to 31 August 2006, compared with the same period in 2005, is expected to be in excess of 25%. Notwithstanding significantly increased marketing investment the overall operating margin(i) is expected to increase by over four percentage points for the period.

This performance reflects strong growth in the Cider division, primarily as a result of the excellent performance of Magners in Great Britain.

Operations

Turnover growth in the Cider division for the period is expected to be over 75% arising from sales volume growth of c.7% for the Group's Irish cider brand, Bulmers, and volume growth of c.250% for the Group's international cider brand, Magners.

In an overall Republic of Ireland LAD(ii) market which is estimated to have been flat in the period, Bulmer's underlying buoyancy was enhanced by particularly good summer weather, enabling the brand to significantly outperform the LAD market.

Magners' growth arose primarily in Great Britain where it is enjoying rapid growth as a result of the national rollout which commenced in March of this year. The rollout was helped by the excellent summer weather in Great Britain. In addition to growth as a result of the

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rollout, Magners' more established regions such as Scotland and Greater London have continued to show good volume gains for the period.

International Spirits & Liqueurs' shipment volume growth was c.20% partly as a result of stock building by our new distributors, who took over from Allied Domecq. It is estimated that overall depletions growth was about 5% in the period. Tullamore Dew continued its strong performance.

Turnover in the Soft Drinks & Snacks division is expected to be down by c. 3% reflecting the loss of the Danone Water brands. Underlying performance was broadly stable with the benefit of good summer weather offset by continuing price pressure.

The Distribution division is expected to show a decline in turnover and profit as a result of the loss of the former Allied Domecq brands.

Goodwill
C&C will lose the distribution rights to the wine brands owned by the Fosters Group in early 2007. This will reduce the profits of the Distribution division and, as a result, the Group intends to write off the €8m carrying value of goodwill attributed to that division at 31 August 2006.

Capital Expenditure
Due to capacity constraints C&C is experiencing difficulties in meeting the full market demand for Magners, particularly in relation to take-home packs. To address this and to allow for further growth C&C proposes to bring forward the next phase of its Cider expansion plan with a view to having increased capacity operational prior to Summer 2007.

The resulting investment in both fixed and working capital will reduce the Group's FCF/EBITDA[iii] expectation to a 30%-40% range in each of 2006/07 and 2007/08 fiscal years.

The decline in the FCF/EBITDA ratio, however, will not affect the Group's dividend policy.

Second Half Outlook
C&C expects Magners' strong growth to be sustained in the second half year. This should lead to an acceleration in the rate of overall Group operating profit growth for the second half of the 2006/07 year compared with the rate of growth in the half year to 31 August 2006.

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Trading Statement –Investor and Analyst

Conference Call Details

Maurice Pratt, Group Chief Executive Officer and Brendan Dwan, Group Finance Director will host a conference call for investors and analysts at 2.30pm (local Irish time) today. Dial in details are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

(i) Before exceptionals and amortisation
(ii) Long Alcohol Drinks
(iii) Free Cash Flow/Earnings Before Interest, Tax, Depreciation and Amortisation

About C&C Group plc

C&C Group plc is a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK. C&C manufactures the leading Irish cider brand, Bulmers, and the premium international cider brand, Magners, for export to the United Kingdom, the United States and Continental Europe. C&C also exports spirits and liqueurs, including the premium Irish whiskey brand, Tullamore Dew, to over 80 international markets.

The Group's portfolio also comprises some of Ireland's leading beverage brands including Club soft drinks and Ballygowan bottled water. C&C also distributes within the Irish market several leading international brands, owned by third parties, including 7UP and Pepsi soft drinks and a wide portfolio of wines and spirits.

Investors and analysts	**Irish Media**	**International Media**
Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar M Communications Tel: +44 207 153 1523 Email: orlebar@mcomgroup.com

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